8/31/04

UNITED STATES AM 8-31-2004
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

04058180

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~50381~~ 47577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

BEST AVAILABLE COPY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Victory Capital Advisers, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bucher 614-470-8661
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name)*

100 East Broad Street (Address) Columbus (City) OH (State) 43215 (Zip Code)

RECEIVED AUG 30 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Victory Capital Advisers, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

June 30, 2004

OATH OR AFFIRMATION

I, Robert Bucher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Victory Capital Advisers, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Bucher
Signature

Financial and Operations Principal
Title

NOTARIAL SEAL STATE OF OHIO
DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Diane R. Wendel Baker
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors

To the Board of Directors of
Victory Capital Advisers, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Victory Capital Advisers, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at June 30, 2004, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 26, 2004

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
June 30, 2004

Assets		
Investments	$	700,445
Distribution fees receivable		377,457
Commissions receivable		15,000
Other receivables		16,918
Receivable from affiliate		19,193
Prepaid expenses		16,766
Total assets	$	1,145,779
Liabilities and Stockholder's Equity		
Liabilities		
Distribution fees payable	$	364,457
Accrued expenses		3,000
Total liabilities		367,457
Stockholder's equity		
Common stock, $0.01 par value; per share 100 shares authorized, issued and outstanding		1
Additional paid-in capital		724,999
Retained earnings		53,322
Total stockholder's equity		778,322
Total liabilities and stockholder's equity	$	1,145,779

The accompanying notes are an integral part of these financial statements.

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended June 30, 2004

Revenues	
Distribution fees	$ 1,571,644
Commission income	78,485
Interest income	105
Other income	26,572
Total revenues	1,676,806
Expenses	
Administrative service fee to affiliate	3,200
Distribution expense	1,483,225
Other expenses	35,263
Intangibles tax	4,105
Total expenses	1,525,793
Net income before taxes	151,013
Income taxes	54,499
Net income	$ 96,514

The accompanying notes are an integral part of these financial statements.

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at June 30, 2003	$ 1	$ 109,999	$ (43,192)	$ 66,808
Net income	-	-	96,514	96,514
Contribution from affiliate	-	615,000	-	615,000
Balances at June 30, 2004	$ 1	$ 724,999	$ 53,322	$ 778,322

The accompanying notes are an integral part of these financial statements.

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended June 30, 2004

Cash flows from operating activities	
Net income	$ 96,514
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in distribution fees receivable	(377,457)
Increase in commissions receivable	(15,000)
Increase in other receivables	(16,918)
Increase in receivable from affiliate	(19,193)
Increase in prepaid expenses	(16,766)
Decrease in payable to affiliate	(20,439)
Increase in distribution fees payable	364,457
Increase in accrued expenses	3,000
Net cash used in operating activities	(1,802)
Cash flows from investing activities	
Increase in investments	(613,198)
Net cash used in investing activities	(613,198)
Cash flows from financing activities	
Capital contribution from affiliate	615,000
Net cash provided by financing activities	615,000
Net change in cash	-
Cash at beginning of year	-
Cash at end of year	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization

Victory Capital Advisers, Inc., (the "Company", formerly known as OGSC Distributor, Inc.), a Delaware corporation, is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange and Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Beginning March 1, 2004, the company became distributor for the Victory Funds. The Company serves as distributor and underwriter for the Victory Funds (the "Funds") and, as a result, substantially all the Company's revenues are earned from the Funds or upon the sale of shares of the Funds.

2. Significant Accounting Policies

Investments
Investments include commercial paper with original maturities of 270 days or less and 300 shares of NASDAQ® stock valued at $1,890. The carrying values of the Company's investments approximate their fair values at June 30, 2004.

Revenue Recognition
Fees earned by the Company are principally determined based on the average daily net assets of the Funds and are accrued monthly. Commissions are determined based on a percentage of sales of shares of the Funds.

Intangibles Tax
The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

Income Taxes
BISYS and its affiliates file a consolidated federal income tax return that includes the Company. BISYS apportions income tax expense or benefit among all of the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. Related Party Transactions

During the fiscal year ended June 30, 2004, BISYS provided various services to the Company such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

Other income represents reimbursements to the Company from an affiliate for distributor related expenses billed to a third party. Other Income is directly offset by an equal amount included in Other Expenses.

4. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c-3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At June 30, 2004, the Company had net capital of $344,352, which was $319,352 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at June 30, 2004 was 1.07 to 1.

5. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
June 30, 2004

Total stockholder's equity from statement of financial condition		$ 778,322
Deductions		
Nonallowable assets		
Investments	$ 1,890	
Distribution fees receivable	377,457	
Other receivables	16,918	
Receivable from affiliates	19,193	
Prepaid expenses	16,766	432,224
Haircut on investments		1,746
Net capital		344,352
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		25,000
Excess net capital		$ 319,352
Total aggregate indebtedness		$ 367,457
Percentage of aggregate indebtedness to net capital		107%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report filing at June 30, 2004.

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3
June 30, 2004

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors of
Victory Capital Advisers, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Victory Capital Advisers, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 26, 2004